Amended and restated pricing supplement no. 176-A[†]
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 42-I dated September 8, 2006

Registration Statement No. 333-130051
Dated October 30, 2006
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $5,000,000 Semi-Annual Review Notes Linked to the 10-Year Constant Maturity U.S. Treasury Rate due October 30, 2008

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three semi-annual Review Dates, the level of the 10-year Constant Maturity U.S. Treasury Rate is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 0.83 decline in the CMT Level from the Initial Rate to the Ending Rate (*e.g.*, a decline in the CMT Level from 4.83 to 4.00). In the case of a decline in the CMT Level of more than 0.83, you will lose 1% of the principal amount of your notes for every additional decline of 0.02 beyond 0.83 from the Initial Rate to the Ending Rate (*e.g.*, a decline in the CMT Level from 4.83 to 3.98). Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is October 25, 2007.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 30, 2008[††].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on October 24, 2006 and are expected to settle on or about October 30, 2006.

Key Terms

CMT Rate:	The 10-year CMT Rate (the "10-year CMT Rate" or the "CMT Rate")
CMT Level:	On any trading day, an amount equal to the yield for the CMT Rate as such rate is set forth in H.15(519) under the caption "Treasury constant maturities," as such yield is displayed on Telerate Page 7051, expressed as a number and not a percentage. The trading day applicable to the CMT Level must match the trading day displayed on Telerate Page 7051.
Automatic Call:	If the CMT Level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	4.25
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:
	•6% x $1,000 if called on the first Review Date
	•9% x $1,000 if called on the second Review Date
	•12% x $1,000 if called on the final Review Date
Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 0.83 decline in the CMT Level. If the Ending Rate has declined by up to 0.83 from the Initial Rate (*e.g.*, a decline in the CMT Level from 4.83 to 4.00), you will receive the principal amount of your notes at maturity. If the Ending Rate declines by more than 0.83, you will lose 1% of the principal amount of your notes for every additional decline of 0.02 in the CMT Level beyond 0.83, as measured by comparing the Ending Rate to the Initial Rate, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Rate Change + 0.83) x 0.50] *provided* that your payment at maturity per $1,000 principal amount note will not be less than zero. *Assuming the notes are not called, you will lose some or all of your investment at maturity if the CMT Level has declined by more than 0.83 from the pricing date to the final Review Date. If the CMT Level has declined by 2.83 or more from the pricing date to the final Review Date, you will lose the entire principal amount of your notes.*
Buffer Amount:	0.83
Rate Change:	The performance of the CMT Rate from the Initial Rate to the Ending Rate calculated as follows: Ending Rate – Initial Rate The Rate Change will be expressed as a number and not a percentage. For example, if the Ending Rate is 4.30 and the Initial Rate is 4.83, then the Rate Change would be -0.53.
Initial Rate:	The CMT Level on the pricing date, expressed as a number and not a percentage (*e.g.*, 4.75% would be expressed as 4.75), which was 4.83.
Ending Rate:	The CMT Level on the final Review Date, expressed as a number and not a percentage (*e.g.*, 4.75% would be expressed as 4.75).
Review Dates:	October 25, 2007[††] (first Review Date), April 25, 2008[††] (second Review Date) and October 27, 2008[††] (final Review Date)
Maturity Date:	October 30, 2008[††]
CUSIP:	48123JHG7

[†] This amended and restated pricing supplement no. 176-A supersedes pricing supplement no. 176 to product supplement no. 42-I (pricing supplement no. 176 available on the SEC Web site at http: http://www.sec.gov/Archives/edgar/data/19617/000089109206003266/e25396-424b2.htm) in its entirety.

[††] Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" or "Description of Notes – Automatic Call," as applicable, in the accompanying product supplement no. 42-I.

Investing in the Semi-Annual Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 42-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement no. 176-A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement no. 176-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$22.50	$977.50
Total	$5,000,000	$112,500	$4,887,500

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $22.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $12.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-16 of the accompanying product supplement no. 42-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 30, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement no. 176-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 42-I dated September 8, 2006. This pricing supplement no. 176-A, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated pricing supplement no. 176-A supersedes pricing supplement no. 176 to product supplement no. 42-I in its entirety. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 42-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 42-I dated September 8, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206002562/e24956_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement no. 176-A, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – If the CMT Level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 6% x $1,000 if called on the first Review Date; (ii) 9% x $1,000 if called on the second Review Date; or (iii) 12% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE, EVEN IF THE CMT LEVEL ON A REVIEW DATE IS LESS THAN THE INITIAL RATE** – While the original term of the notes is two years, the notes will be called before maturity if the CMT Level is at or above the Call Level on a Review Date. The Call Level for each Review Date is set to equal 4.25. Accordingly, you will be entitled to the applicable payment corresponding to a Review Date set forth on the cover of this pricing supplement no. 176-A, even if the CMT Level on that Review Date reflects a decline of up to 0.58 from the Initial Rate.

- **LIMITED PROTECTION AGAINST LOSS** – If the notes are not called and the Ending Rate, as compared to the Initial Rate, declines by no more than the Buffer Amount of 0.83, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Rate declines by more than 0.83, for every 0.02 decline of CMT Level beyond 0.83 you will lose an amount equal to 1% of the principal amount of your notes.

- **TAX TREATMENT** – You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 42-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the notes for U.S. federal income tax purposes as an "open transaction." While our special tax counsel, Davis Polk & Wardwell, believes that this characterization is one of several possible reasonable characterizations of the notes for U.S. federal income tax purposes, they express no opinion as to the likelihood that the Internal Revenue Service (the "IRS") would agree with this characterization or that a court properly presented with the issue would uphold it. Even assuming the characterization of the notes as an open transaction is respected, if you hold the notes for more than a year, it is not clear whether your gain or loss on the notes would be treated as long-term capital gain or loss or as ordinary income. If you were to sell a note prior to a scheduled payment date, the likelihood that your gain or loss on the note would be respected as capital might be somewhat enhanced. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming the characterization of the notes as an open transaction is respected, the U.S. federal income tax consequences to a purchaser who is not an initial purchaser of notes at the issue price should be substantially similar to those described above and in the accompanying product supplement no. 42-I. Such purchasers should consult their tax advisers regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 42-I dated September 8, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – If the notes are not called and the Ending Rate declines by more than 0.83 compared to the Initial Rate, you will lose 1% of your principal amount for every 0.02 decline in the Ending Rate compared to the Initial Rate beyond the 0.83 Buffer Amount. If the Ending Rate declines, as compared to the Initial Rate, by 2.83 or more, you will lose the entire principal amount of your notes.

- **LIMITED RETURN ON THE NOTES –** Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement no. 176-A, regardless of the appreciation in the CMT Rate, which may be significant. Because the CMT Level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested in an instrument that pays interest at a rate equivalent to the CMT Rate.

- **NO OWNERSHIP RIGHTS IN U.S. TREASURY SECURITIES** – As a holder of the notes, you will not receive interest payments and you will not receive a payment at maturity that holders of 10-year U.S. Treasury securities would receive, even if those holders purchased U.S. Treasury securities with exactly the same rate and 10-year maturity reflected in the 10-year CMT Rate on any of the three Review Dates.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment on any Review Date or at maturity described in this pricing supplement no. 176-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the CMT Level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the CMT Rate;
  - the time to maturity of the notes;
  - supply and demand of U.S. Treasury securities with maturities similar to the maturity of the CMT Rate;
  - general economic, financial, political or regulatory conditions;
  - monetary policies of the Federal Reserve Bank, changes in the Federal funds rate and changes in the shape of the yield curve;
  - inflation and expectations concerning inflation;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Amounts Payable Upon Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the 10-year CMT Rate as shown under the column "CMT Level Appreciation/Depreciation at Review Date." The following table reflects the Call Level of 4.25 and the Initial Rate of 4.83. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 6%, 9% and 12%, respectively, regardless of the appreciation of the CMT Rate, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

CMT Level at Review Date	Rate Change at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
7.33	2.50	6.00%	9.00%	12.00%
7.08	2.25	6.00%	9.00%	12.00%
6.83	2.00	6.00%	9.00%	12.00%
6.58	1.75	6.00%	9.00%	12.00%
6.33	1.50	6.00%	9.00%	12.00%
6.08	1.25	6.00%	9.00%	12.00%
5.83	1.00	6.00%	9.00%	12.00%
5.58	0.75	6.00%	9.00%	12.00%
5.33	0.50	6.00%	9.00%	12.00%
5.08	0.25	6.00%	9.00%	12.00%
4.83	0.00	6.00%	9.00%	12.00%
4.58	-0.25	6.00%	9.00%	12.00%
4.25	**-0.58**	**6.00%**	**9.00%**	**12.00%**
4.20	-0.63	N/A	N/A	0.00%
4.10	-0.73	N/A	N/A	0.00%
4.00	-0.83	N/A	N/A	0.00%
3.75	-1.08	N/A	N/A	-12.50%
3.50	-1.33	N/A	N/A	-25.00%
3.25	-1.58	N/A	N/A	-37.50%
3.00	-1.83	N/A	N/A	-50.00%
2.50	-2.33	N/A	N/A	-75.00%
2.25	-2.58	N/A	N/A	-87.50%
2.00	-2.83	N/A	N/A	-100.00%
1.50	-3.33	N/A	N/A	-100.00%
1.00	-3.83	N/A	N/A	-100.00%
0.50	-4.33	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The CMT Level decreases from the Initial Rate of 4.83 to a CMT Level of 4.25 on the first Review Date. Because the CMT Level on the first Review Date of 4.25 is equal to the Call level of 4.25, the notes are automatically called even though the CMT Level has decreased from the Initial Rate, and the investor receives a single payment of $1,060 per $1,000 principal amount note.

Example 2: The CMT Level increases from the Initial Rate of 4.83 to a CMT Level of 5.08 on the first Review Date. Because the CMT Level on the first Review Date of 5.08 is greater than the Call Level of 4.25, the notes are automatically called, and the investor receives a single payment of $1,060 per $1,000 principal amount note.

Example 3: The CMT Level decreases from the Initial Rate of 4.83 to a CMT Level of 4.20 on the first Review Date, 4.10 on the second Review Date and 4.00 on the final Review Date. Because (a) the CMT Level on each of the Review Dates (4.20, 4.10, and 4.00) is less than the Call Level of 4.25, and (b) the Ending Rate has not declined by more than 0.83 from the Initial Rate, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The CMT Level decreases from the Initial Rate of 4.83 to a CMT Level of 4.20 on the first Review Date, 3.75 on the second Review Date and 3.50 on the final Review Date. Because (a) the CMT Level on each of the Review Dates (4.20, 3.75 and 3.50) is less than the Call Level of 4.25, and (b) the Ending Rate is more than 0.83 below the Initial Rate, the notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount note:

$$\$1,000 + [\$1,000 \times (-1.33 + 0.83) \times 0.50] = \$750.00$$

Historical Information

The following graph sets forth the historical performance of the CMT Rate based on the weekly CMT Level from January 5, 2001 through October 20, 2006. The CMT Level on October 24, 2006 was 4.83. We obtained the CMT Levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the 10-year CMT Rate should not be taken as an indication of future performance, and no assurance can be given as to the CMT Level on any Review Date. We cannot give you assurance that the performance of the 10-year CMT Rate will result in the return of any of your initial investment.



Historical Performance of the 10-yr Constant Maturity U.S. Treasury Rate

Source: Bloomberg

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement no. 176-A, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.